

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

December 31, 2009

Mr. James A. Thomas
Chief Executive Officer
Thomas Properties Group, Inc.
515 South Flower Street, Sixth Floor
Los Angeles, CA 90071

> **Re: Thomas Properties Group, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 23, 2009**
> **File No. 000-50854**

Dear Mr. Thomas:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 2. Properties, page 22

1.   In future filings, please provide a schedule of lease expirations for each of the next ten years. The schedule should include the number of tenants whose leases will expire, total area in square feet covered by such leases, annual rental represented by such leases, and percentage of gross annual rental represented by such leases.

Item 15. Exhibits, Financial Statement Schedules, page 57

2.   We note that the following material contracts that you filed in accordance with
        Item 601(b)(10) of Regulation S-K do not include schedules or exhibits that are
        referenced in the agreements: Exhibits 10.14, 10.15, 10.16, 10.17, 10.30, 10.31,
        10.32, and 10.36. Item 601(b)(10) requires you to file all material contracts in
        their entirety. Please explain why the information was omitted or why the
        agreements themselves are no longer material to investors. Otherwise, please file
        the complete agreements with your next periodic report.

Impairment of long-lived assets, page 70

3.   Please tell us how many properties owned by you or joint ventures in which you
        participate, were tested for impairment during 2008 or during the nine months
        ended September 30, 2009, and tell us the results of that testing. It appears that a
        significant amount of properties purchased by you or your unconsolidated entities
        were acquired when commercial real estate values were at or nearing their peak,
        particularly in 2007, as well as early 2008 and 2003 through 2006. Given this,
        please tell us whether or not you considered the significant economic downturn
        during 2008 a triggering event for impairment testing. We also note that the
        occupancy rate for your consolidated properties has gone from 97.8% at
        December 31, 2007 to 81.3% at December 31, 2008, and your stock price has
        dropped dramatically since the end of 2007. Please address these additional
        factors as they relate to potential impairment.

Proxy Statement on Schedule 14A, filed April 28, 2009

Philosophy of our Compensation Programs, page 17

4.   We note the statement that the committee's general guideline is to award
        compensation at or near the 75th percentile of executive compensation levels of
        your peer groups. Please tell us the companies within your peer group and
        explain why you selected the peer group companies. Also, describe how actual
        compensation amounts compare to the benchmark. Confirm that you will provide
        similar disclosure in your future filings

Pay for Performance, page 17

5.   We note that you determine your named executive officers annual cash bonus based on appreciation in the company's stock price, after cash tax flow targets, and a subjective analysis of performance. You have not, however, provided a quantitative discussion of all the terms of the necessary targets to be achieved. Please disclose the specific targets used to determine compensation or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 of Item 402(b) of Regulation S-K. Provide this disclosure in future filings and tell us how you plan to comply.

Compensation for 2008 Performance, page 18

6.   We note that the maximum annual cash bonus for 2008 was set at 100% for the CEO, 150% for Mr. Rutter, and 75% for each of the other named executive officers. Please explain to us why there is a difference in maximum annual cash bonus for these individuals, and include this disclosure in future filings.

7.   Please explain to us more specifically why each named executive officer received the base salary, performance-based compensation and long-term equity incentive awards that he did. Your discussion of base salary should explain specifically how each factor, such as individual responsibilities, performance and experience, was used to determine individual base salaries and why you decided to award base salaries based on the respective executive officer's ability to meet those factors. The description of cash bonuses should describe your actual level of achievement for each of the corporate goals identifies and explain how those achievement levels factored into the cash bonuses awarded. With respect to long-term equity incentive awards, explain why the NEOs received the amounts that were granted. Refer to Item 402(b) of Regulation S-K for guidance. Confirm that you will provide similar disclosure in future filings.

Related Party Transactions, page 30

8.   We note your disclosure on page 12 of your Form 10-K that Mr. Thomas and entities controlled by him guarantee debt of $210 million including $11 million of debt available for guarantee by Mr. Edward Fox, one of your non-employee directors. Please advise us why these guarantees have not been disclosed within this section and why you have not filed the guarantee agreements as exhibits to your Form 10-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693, Daniel Gordon at (202) 551-3486, Adam Turk at (202) 551-3657 or me at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director